May 24, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Rolaine S. Bancroft

Senior Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Re:	Ohio Edison Co.
Amendment No. 1 to Form S-3
Filed May 7, 2013
File No. 333-187692 and 01-05

Dear Ms. Bancroft:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 21, 2013 to James F. Pearson, Chief Financial Officer of each of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company (collectively the “Ohio Companies”) with respect to the above-referenced Amendment No. 1 to the Form S-3 Registration Statement (the “Registration Statement”) relating to the proposed issuance of pass-through trust certificates by FirstEnergy Ohio PIRB Special Purpose Trust 2013 (the “issuing entity”). On behalf of the Ohio Companies and the issuing entity, we are authorized to provide the responses contained in this letter.

Where indicated below, requested changes have been included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed simultaneously with this response. In addition to the requested changes outlined below, Amendment No. 2 includes a limited number of other clarifying and clean-up changes to the Form S-3. We are also delivering courtesy copies of the marked version of Amendment No. 2 to your attention.

For your convenience, we set forth each comment from your letter in bold typeface and include the response below it. Defined terms used herein and not otherwise defined shall have the meanings set forth in the prospectus supplement and prospectus contained in Amendment No. 2.

Registration Statement on Form S-3

Prospectus Supplement

Priority of Payments, page S-5

1.	We note your response to comment 13 of our letter dated April 29, 2013 and reissue. The descriptions you reference appear in other parts of the prospectus; however,

Ms. Rolaine S. Bancroft Division of Corporation Finance May 24, 2013 Page 2

Item 1103(a)(3)(vii) of Regulation AB requires disclosure in the prospectus summary section of any events that can trigger liquidation or amortization or other performance triggers that would alter the transaction structure or the flow of funds. Please revise.

We have added disclosure to the summary section under “Priority of Payments” regarding events or triggers that could alter the flow of funds. Please see page S-5 of the prospectus supplement.

Use of Proceeds, page S-5

2.	We note your response to comment 14 and reissue. Item 1107(j) of Regulation AB requires the disclosure of the amount of expenses incurred in connection with the selection and acquisition of underlying assets that are payable from offering proceeds, including separate identification of the type and amount of expenses paid to each party. Please revise.

We have included a description of the total estimated amount of expenses incurred in connection with the issuance and sale of the bonds and the certificates, including those expenses incurred in connection with the selection and acquisition of the phase-in-recovery property. We have also identified the type and amount of expenses paid to any sponsor, servicer, depositor, issuing entity, originator, underwriter, or any affiliate of any of the foregoing, as applicable, in compliance with Item 1107(j) of Regulation AB. Please see page S-6 of the prospectus supplement.

Payment Dates and Interest Accrual, page S-6

3.	We note your response to comment 15 and reissue. Item 1103(a)(3)(iii) of Regulation AB requires disclosure, in the prospectus summary section, of the expected final and final scheduled maturity dates of each class of securities offered. Please revise.

We have added to the summary section the scheduled final distribution dates and final maturity dates of each tranche of certificates, as well as the scheduled final payment dates and final maturity dates of each tranche of bonds. Please see page S-8 of the prospectus supplement.

Description of the Certificates, page S-8

4.	While we note the existing disclosures of the true-up adjustment process and events of default, please revise to include the description similar to what you provided in your response to comment number 16.

We have added disclosure to the “Description of the Certificates” section in the prospectus supplement to address, in this section, allocations which could apply in an event of default scenario. Please see page S-10 of the prospectus supplement.

Principal, page S-10

5.	We note your response to comment 7 that the term “holders”, although in the plural form, refers only to the issuing entity. Please revise to clarify that, initially, the issuing entity will be the sole holder of all bonds.

Ms. Rolaine S. Bancroft Division of Corporation Finance May 24, 2013 Page 3

We have added language in the summary section to make clear that the initial sole holder of all bonds will be the issuing entity. Please see page S-1 of the prospectus supplement.

Underwriting, page S-20

6.	We note your response to comment 18. Please revise to clarify that the underwriters’ right to change the price and other terms relate solely to the resale by the underwriters to the public.

We have revised the disclosure in the “Underwriting” section to clarify that if all the certificates purchased from the issuing entity by the underwriters cannot be resold to the public or dealers at the initial offering price, the underwriters may change the initial offering price and the other selling terms for such certificates . Please see page S-22 of the prospectus supplement.

Prospectus

The Trustees, page 51

7.	We note your responses to comments 17 and 23 and reissue in part. Please revise to provide similar information on the Delaware trustee of the issuing entity. Refer to Item 1109 of Regulation AB.

We have included a new subsection on the Delaware trustee consistent with Item 1109 of Regulation AB. Please see pages 52-53 of the prospectus.

Where You Can Find More Information, page 107

8.	We note your response to comment 27 and reissue in part. We also note your new statement that any statement contained in the prospectus or accompanying supplement concerning the provisions of any document filed as an exhibit are qualified in their entirety by reference to the respective exhibit. Please remove language that disclaims the completeness of the prospectus disclosure.

We have deleted the language disclaiming the completeness of the prospectus disclosure. Please see page 108 of the prospectus.

*   *   *   *   *

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact me at 212.872.1016 or Kim E. Ramsey at 210.281.7251.

Sincerely,

/s/ Lucas F. Torres

Lucas F. Torres, Esq.

cc:	James F. Pearson

Douglas E. Davidson

Lulu Cheng